UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42416

Elong Power Holding Limited

3 Yan Jing Li Zhong Jie

Jiatai International Plaza

Block B, Room 2110

Beijing, China 100025

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

As previously disclosed on a Report on Form 6-K filed by Elong Power Holding Limited (the “Company”), on December 2, 2025, the Company implemented a share consolidation at the ratio of sixteen (16)-for-one (1) and the rounding up of any fractional shares resulting from the share consolidation to the nearest whole ordinary share (the “Reverse Share Split”). Upon the opening of the market on December 26, 2025, the Company’s Class A ordinary shares of a par value of US$0.00016 each began trading on the Nasdaq Global Market on a post-Share Consolidation basis. All information in this Report on Form 6-K reflects the Reverse Share Split.

On January 6, 2026, at 10:00 a.m., Beijing Time (January 5, 2026, at 9:00 p.m. Eastern Time), Elong Power Holding Limited (the “Company”) held a meeting of the holders of class A ordinary shares of a par value of $0.00016 each (the “Class A Ordinary Shares”) (the “Class A Meeting”) at the principal office of the Company located at 3 Yan Jing Li Zhong Jie, Jiatai International Plaza, Block B, Room 2110, Beijing, China 100025. Immediately following the Class A Meeting, the Company held an extraordinary general meeting of the shareholders of the Company (the “EGM”), at the same location.

As of the record date of December 12, 2025 (the “Record Date”), there were 3,829,916 Class A Ordinary Shares and 361,090 Class B ordinary shares of a par value of $0.00016 each (the “Class B Ordinary Shares”) outstanding. Holders of Class A Ordinary Shares as of the Record Date are entitled to one (1) vote for each Class A Ordinary Share held for each of the proposals and holders of Class B Ordinary Shares as of the Record Date are entitled to fifty (50) votes for each Class B Ordinary Share held for each of the proposals.

Class A Meeting

Holders of 1,810,978.39 Class A Ordinary Shares of the Company were present in person or by proxy at the Class A Meeting, representing approximately 47.29% of the 3,829,916 outstanding Class A Ordinary Shares as of the Record Date, and therefore constituting a quorum of at least one-third of all votes attaching to all the Class A Ordinary Shares outstanding and entitled to vote at the Class A Meeting as of the Record Date. The matter voted on at the Class A Meeting was approved. The final voting results for the matter submitted to a vote of shareholders at the Class A Meeting are as follows:

	For	Against	Abstain
Proposal 1: By an ordinary resolution of the holders of the Class A Ordinary Shares to approve that: with immediate effect, the voting rights attached to each Class B ordinary share of a par value of US$0.00016 each (the “Class B Ordinary Shares”) of the Company be increased from fifty (50) votes to two hundred (200) votes on all matters subject to vote at general meetings of the Company.	1,384,722.49	425,786.39	469.50

Extraordinary General Meeting

Holders of 1,811,008.71 Class A Ordinary Shares and holders of 361,090 Class B Ordinary Shares of the Company were present in person or by proxy at the EGM, representing approximately 47.29% of the 3,829,916 outstanding Class A Ordinary Shares and 100% of the 361,090 outstanding Class B Ordinary Shares as of the Record Date, and therefore constituting a quorum of at least one-third of all votes attaching to the Class A Ordinary Shares and Class B Ordinary Shares outstanding and entitled to vote at the EGM as of the Record Date. All matters voted on at the EGM were approved. The final voting results for the matters submitted to a vote of shareholders at the EGM are as follows:

Proposal One: Increase of Voting Rights of Class B Ordinary Shares

	For	Against	Abstain
Proposal 1: By a special resolution to approve that with immediate effect, the voting rights attached to each Class B ordinary share of a par value of US$0.00016 each (the “Class B Ordinary Shares”) of the Company be increased from fifty (50) votes to two hundred (200) votes on all matters subject to vote at general meetings of the Company	19,439,245.92	425,786.52	476.26

Proposal Two: Share Capital Change

	For	Against	Abstain
Proposal 2: By an ordinary resolution, to approve a change of the Company’s authorized share capital from US$25,000,000 divided into 156,250,000,000 ordinary shares of a par value of US$0.00016 each, comprising 125,000,000,000 Class A Ordinary Shares of a par value of US$0.00016 each and 31,250,000,000 Class B Ordinary Shares of a par value of US$0.00016 each, to US$240,000,000 divided into 1,500,000,000,000 ordinary shares of a par value of US$0.00016 each, comprising 1,200,000,000,000 Class A Ordinary Shares of a par value of US$0.00016 each and 300,000,000,000 Class B Ordinary Shares of a par value of US$0.00016 each	19,442,808.01	422,234.50	466.19

Proposal Three: Adoption of the Fourth Amended and Restated M&A

	For	Against	Abstain
Proposal 3: By a special resolution, subject to approval by the shareholders of Proposals One and Two, and entirely conditional upon the effectiveness of the Increase of Voting Rights of Class B Ordinary Shares and the Share Capital Change, the third amended and restated memorandum and articles of association of the Company currently in effect be amended and restated by their deletion in their entirety and the substitution in their place with the fourth amended and restated memorandum and articles of association to reflect the Increase of Voting Rights of Class B Ordinary Shares and the Share Capital Change, with immediate effect	19,439,153.06	424,927.52	1,428.13

Proposal Four: Share Consolidations

	For	Against	Abstain
Proposal 4: By an ordinary resolution, to (a) implement a new round of share consolidations of the Company’s issued and unissued Class A Ordinary Shares and Class B Ordinary Shares, par value US$0.00016 each, at any one time or multiple times during a period of up to two years of the date of the EGM, at the exact consolidation ratio and effective time as the Board may determine from time to time in its absolute discretion, provided that the accumulative consolidation ratio for all such share consolidations (altogether, the “Share Consolidations” and each, a “Share Consolidation”) shall not be more than 4000:1; (b) authorize the Board, at its absolute and sole discretion, to implement one or more Share Consolidations, and determine the exact consolidation ratio and effective date of each of such Share Consolidations during a period of two (2) years of the date of the EGM; (c) authorize the Board to settle as the Board considers expedient any difficulty which arises in relation to the Share Consolidations so that no fractional shares be issued in connection with the Share Consolidations and all fractional shares resulting from the Share Consolidations will be rounded up to the whole number of shares; and (d) if and when deemed advisable by the Board in its sole discretion, to authorize any director or officer of the Company, for and on behalf of the Company, to do all such other acts and things and execute all such documents necessary or desirable to implement the Share Consolidations	19,446,297.01	3,874.88	415,336.81

Proposal Five: Adoption of New M&A upon Each Share Consolidation

	For	Against	Abstain
Proposal 5: by a special resolution, subject to approval by the shareholders of Proposal Four, and entirely conditional upon the implementation of a Share Consolidation with the exact consolidation ratio and the effective date of such Share Consolidation as determined by the Board, the Company adopt an amended and restated memorandum and articles of association in substitution for and to the exclusion of, the memorandum and articles of association of the Company in effect immediately prior to the implementation of such Share Consolidation, to solely reflect such Share Consolidation, so long as it is implemented within two (2) years after the conclusion of the EGM	19,446,238.87	3,871.33	415,398.50

Proposal Six: General Authorization

	For	Against	Abstain
Proposal 6: by an ordinary resolution, to approve that with respect to the matters duly approved under these resolutions at the EGM, (a) any one or more of directors of the Company be and is/are hereby authorized to do all such acts and things and execute all such documents, which are ancillary to the Increase of the Voting Rights of Class B Ordinary Shares, the Share Capital Change, Adoption of the Fourth Amended and Restated M&A, the Share Consolidations, Adoption of New M&A upon Each Share Consolidation and other proposals under the foregoing resolutions, and of administrative nature, on behalf of the Company, including under seal where applicable, as he/she/they consider necessary, desirable or expedient to give effect to the foregoing resolutions; (b) the registered office service provider of the Company be and is hereby authorized and instructed to make the necessary filings with the Registrar of Companies of the Cayman Islands in respect of the foregoing resolutions; and (c) the Company’s share registrar and/or transfer agent be and is hereby instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director or officer of the Company instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly (from (a) to (c).	19,443,421.96	7,006.50	415,080.25

Proposal Seven: Adjournment

	For	Against	Abstain
Proposal 7: by an ordinary resolution, to adjourn the EGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One to Six.	19,440,754.46	9,254.44	415,499.81

A copy of the Fourth Amended and Restated Memorandum of Association is filed as Exhibit 3.1 to this report.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Fourth Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Elong Power Holding Limited

Date: January 12, 2026	By:	/s/ Xiaodan Liu
	Name:	Xiaodan Liu
	Title:	Chief Executive Officer